UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            NPS PHARMACEUTICALS, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    62936P103
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 JANUARY 4, 2007
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 14 Pages
                              Exhibit Index: Page 9

CUSIP NO. 62936P103                                           PAGE 2 OF 14 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      2,899,016
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       2,899,016
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,899,016

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                      6.27%

14       Type of Reporting Person (See Instructions)

                                     OO, IA

CUSIP NO. 62936P103                                           PAGE 3 OF 14 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [X]

6        Citizenship or Place of Organization

                  United States

                            7             Sole Voting Power
Number of                                      0
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     2,899,016
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       0
  With
                            10            Shared Dispositive Power
                                               2,899,016

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,899,016

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                      6.27%

14       Type of Reporting Person (See Instructions)

                                       IA

CUSIP NO. 62936P103                                           PAGE 4 OF 14 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Robert Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only
4        Source of Funds (See Instructions)

                  N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  United States

                            7             Sole Voting Power
Number of                                      0
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     2,899,016
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       0
  With
                            10            Shared Dispositive Power
                                               2,899,016

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,899,016

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                      6.27%

14       Type of Reporting Person (See Instructions)

                                       IA

CUSIP NO. 62936P103                                           PAGE 5 OF 14 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Jonathan Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only
4        Source of Funds (See Instructions)

                  N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  United States

                            7             Sole Voting Power
Number of                                      0
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     2,899,016
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       0
  With
                            10            Shared Dispositive Power
                                               2,899,016

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,899,016

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                      6.27%

14       Type of Reporting Person (See Instructions)

                                       IA

CUSIP NO. 62936P103                                           PAGE 6 OF 14 PAGES


This Amendment No. 2 to Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Shares"), of NPS Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D, dated May 17, 2006, as amended (the "Initial Statement"), filed by the Reporting Persons (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"): Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), George Soros, a United States citizen, Robert Soros, a United States citizen, and Jonathan Soros, a United States citizen.

     The Shares which are the subject of this Statement are held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners.

     George Soros serves as Chairman of SFM LLC, Robert Soros serves as Chief Investment Officer and Co-Deputy Chairman of SFM LLC, and Jonathan Soros serves as President and Co-Deputy Chairman of SFM LLC. Neither Robert Soros, Jonathan Soros, nor, except as set forth below, George Soros, has been convicted in a criminal proceeding, and none have been a party to a civil proceeding required to be disclosed pursuant to Schedule 13D. Each of George Soros, Robert Soros, and Jonathan Soros may be deemed, as of January 1, 2007, to have investment discretion over the Shares held for the account of Quantum Partners.

     On December 27, 2002, George Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel and on June 14, 2006 the Cour de Cassation upheld such decision, but ordered the Court of Appeal to determine whether the fine should be reduced. On December 13, 2006, George Soros appealed the decision to the European Court of Human Rights. ITEM

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the Shares for investment purposes, and continue to review their investment in view of the value of the business and prospects of the Issuer in light of market conditions and developments concerning the Issuer and other factors. Consistent with such investment purpose, the Reporting Persons may make, or cause, further acquisitions of Shares from time to time and may dispose of, or cause to be disposed, any or all of the Shares held by them at any time. Representatives of the Reporting Persons may in the future seek to meet with the board of directors and/or members of senior management to indicate their views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to the Reporting Persons. Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) According to information provided by the Issuer in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 46,219,719 on November 6, 2006. Each of SFM LLC, George Soros, Robert Soros and Jonathan Soros may be deemed the beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934 of the 2,899,016 Shares held for the account of Quantum Partners. Such shares represent approximately 6.27% of the issued and outstanding Shares.

     (b)(i) SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 2,899,016 Shares held for the account of Quantum Partners.

     (ii) George Soros may be deemed to have the shared power to direct the voting and disposition of the 2,899,016 Shares held for the account of Quantum Partners.

     (iii) Robert Soros may be deemed to have the shared power to direct the voting and disposition of the 2,899,016 Shares held for the account of Quantum Partners.

CUSIP NO. 62936P103                                           PAGE 7 OF 14 PAGES


     (iv) Jonathan Soros may be deemed to have the shared power to direct the voting and disposition of the 2,899,016 Shares held for the account of Quantum Partners.

     (c) The trading dates, number of shares sold and price per share for all transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Exhibit A attached hereto. All such transactions were over-the-counter open market sales for the account of Quantum Partners.

     (d) The shareholders of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Quantum Partners, in accordance with their ownership interests in Quantum Partners.

     (e) Not applicable.

CUSIP NO. 62936P103                                           PAGE 8 OF 14 PAGES
                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 8, 2007                      SOROS FUND MANAGEMENT LLC


                                            By:      /s/ Jodye M. Anzalotta
                                                     --------------------------------------------
                                            Name:    Jodye M. Anzalotta
                                            Title:   Assistant General Counsel


Date:  January 8, 2007                      GEORGE SOROS


                                            By:      /s/ Jodye M. Anzalotta
                                                     --------------------------------------------
                                            Name:    Jodye M. Anzalotta
                                            Title:   Attorney-in-Fact


Date:  January 8, 2007                      ROBERT SOROS


                                            By:      /s/ Jodye M. Anzalotta
                                                     --------------------------------------------
                                            Name:    Jodye M. Anzalotta
                                            Title:   Attorney-in-Fact


Date:  January 8, 2007                      JONATHAN SOROS


                                            By:      /s/ Jodye M. Anzalotta
                                                     --------------------------------------------
                                            Name:    Jodye M. Anzalotta
                                            Title:   Attorney-in-Fact


CUSIP NO. 62936P103                                           PAGE 9 OF 14 PAGES


                                          EXHIBIT INDEX
                                                                                                        PAGE NO.

A.        Schedule of transactions effected during the last 60 days.................................         10

B.        Joint Filing Agreement, dated as of January 8, 2007, by and between Soros Fund Management
          LLC, George Soros, Robert Soros and Jonathan Soros.........................................        11

C.        Power of Attorney, for George Soros, dated as of June 16, 2005.............................
                                                                                                             12
D.        Power of Attorney, for Robert Soros, dated as of January 8, 2007..........................
                                                                                                             13
E.        Power of Attorney, for Jonathan Soros, dated as of January 5, 2007........................
                                                                                                             14


CUSIP NO. 62936P103                                          PAGE 10 OF 14 PAGES


                                   EXHIBIT A
                    RECENT TRANSACTIONS IN THE SECURITIES OF
                            NPS PHARMACEUTICALS, INC.

                                                                           AGGREGATE PRICE
                                DATE OF BROKERAGE
    FOR THE ACCOUNT OF          TRANSACTION       NUMBER OF SECURITIES       COMMISSIONS)       NATURE OF TRANSACTION
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               6,000                   SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               2,732                   SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007                700                    SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007                900                    SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007                100                    SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               2,421                   SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               25,400                  SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               1,010                   SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               33,000                  SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007              112,511                  SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007                700                    SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               7,760                   SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007                200                    SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               13,226                  SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007                300                    SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               19,591                  SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               15,300                  SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               10,900                  SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               4,875                   SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007                600                    SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               2,800                   SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007                200                    SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               11,468                  SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007                565                    SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               1,300                   SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               46,800                  SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               2,400                   SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               2,500                   SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               3,308                   SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007                600                    SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               1,800                   SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               6,057                   SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               1,100                   SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               1,964                   SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007                400                    SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               16,825                  SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007                200                    SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               24,494                  SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007                400                    SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007                806                    SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007                200                    SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007                200                    SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007               5,200                   SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007                100                    SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------
QUANTUM PARTNERS LDC              1/4/2007                 87                    SELL
---------------------------- ------------------- ----------------------- ---------------------- ----------------------



CUSIP NO. 62936P103                                          PAGE 11 OF 14 PAGES


                                   EXHIBIT B

                             JOINT FILING AGREEMENT

     The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of NPS Pharmaceuticals, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:  January 8, 2007                      SOROS FUND MANAGEMENT LLC


                                            By:      /s/ Jodye M. Anzalotta
                                                     --------------------------------------------
                                            Name:    Jodye M. Anzalotta
                                            Title:   Assistant General Counsel


Date:  January 8, 2007                      GEORGE SOROS


                                            By:      /s/ Jodye M. Anzalotta
                                                     --------------------------------------------
                                            Name:    Jodye M. Anzalotta
                                            Title:   Attorney-in-Fact


Date:  January 8, 2007                      ROBERT SOROS


                                            By:      /s/ Jodye M. Anzalotta
                                                     --------------------------------------------
                                            Name:    Jodye M. Anzalotta
                                            Title:   Attorney-in-Fact


Date:  January 8, 2007                      JONATHAN SOROS


                                            By:      /s/ Jodye M. Anzalotta
                                                     --------------------------------------------
                                            Name:    Jodye M. Anzalotta
                                            Title:   Attorney-in-Fact


CUSIP NO. 62936P103                                          PAGE 12 OF 14 PAGES

                                    EXHIBIT C

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and ROBERT SOROS, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

     All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

     Execution of this power of attorney revokes that certain Power of Attorney dated as of the 11th March 2005 with respect to the same matters addressed above.

     This power of attorney shall be valid from the date hereof until revoked by me.

     IN WITNESS WHEREOF, I have executed this instrument as of the 16th day of June 2005.

                                  GEORGE SOROS


                                  /s/ Daniel Eule
                                  ----------------------------------------------
                                  Daniel Eule
                                  Attorney-in-Fact for George Soros

CUSIP NO. 62936P103                                          PAGE 13 OF 14 PAGES


                                    EXHIBIT D

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENT, that I, ROBERT SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chief Investment Officer and Co-Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

     All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

     This power of attorney shall be valid from the date hereof until revoked by me.

     IN WITNESS WHEREOF, I have executed this instrument as of the 8th day of January, 2007.

                                  ROBERT SOROS


                                  /s/ Robert Soros
                                  --------------------------------------------

CUSIP NO. 62936P103                                          PAGE 14 OF 14 PAGES

                                    EXHIBIT E

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENT, that I, JONATHAN SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as President and Co-Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

     All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

     This power of attorney shall be valid from the date hereof until revoked by me.

     IN WITNESS WHEREOF, I have executed this instrument as of the 5th day of January 2007.

                                 JONATHAN SOROS


                                 /s/ Jonathan Soros
                                 ------------------------------------